OPERATING AGREEMENT

OF

BEEOTTO, LLC

AMENDED FROM DECEMBER 31, 2020

This ***amended*** **LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (the "Agreement") dated as of December 31, 2020, (the "Effective Date") of **BEEOTTO, LLC** (the "Company"), a Delaware limited liability company, is entered into by and among the Company and BEEOTTO FOUNDERS, LLC, 100% Owner of Beeotto LLC, and with 100% of the voting rights (hereinafter referred to as the ("Founding Member"). The Founding Member has authorized a total of 8,000,000 Class A Units (par value of $1.00 per unit), and reserves the right to create additional Classes of Units, none of which shall negitvely impact the Class B and Class C Unit Holders who will be investing in the Company in the first funding rounds.

The Company has authorized a total of 240,000 Class B Units, and a total of 1,236,666 Class C Units (par value of $1.00), of which Zero (0) have been issued or are outstanding. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article XI.

RECITALS

WHEREAS, the Company was formed on March 14, 2019, as a limited liability company pursuant to the Delaware Limited Liability Act (the "Delaware Act") by filing an Articles of Organization of the Company (as it may be amended or modified from time to time, the "Articles") with the office of the Secretary of State of the State of Delaware.

WHEREAS, the Managing Member, Robert M. Errato wishes to provide for the organization and governance of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

ORGANIZATION

Section 1.01. Articles. The Articles have been prepared, executed and filed by an authorized person within the meaning of the Delaware Act, in the Office of the Secretary of State of the State of Delaware. The rights and obligations of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement from what they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

Section 1.02. Name. In accordance with, and subject to the provisions set forth in this Agreement, the name of the Company shall be Beeotto, LLC and the Company may conduct business under that name or any other name hereafter approved by the Board. Each Officer is considered an authorized person within the meaning of the Delaware Act who may execute, deliver, and file any amendment and/or restatement of the Articles as necessary to change the name of the Company consistent with the provisions of this Section 1.02.

Section 1.03. Term. The term of the Company commenced as of the date of the filing of the Articles. The term of the Company shall continue until December 31, 2080 (unless the term shall be extended by amendment to the Operating Agreement and the Articles in

accordance with the procedures for amendment thereof set forth herein) or until the Company is dissolved in accordance with the provisions of Article VIII hereof.

Section 1.04. Office and Agent. The principal place of business of the Company shall be such place or places as the Board may determine from time to time. The registered agent and office in the State of Delaware shall be that Person and location reflected in the Articles as filed in the Office of the Secretary of State of Delaware.

Section 1.05. Qualification in Other Jurisdictions. The Officers shall cause the Company to be qualified or registered under foreign entity or assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company owns property or transacts business to the extent such qualification or registration is necessary or advisable in order to protect the limited liability of the Members or to permit the Company to lawfully own property or transact business. In connection with the foregoing, any Officer, acting alone, shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

Section 1.06. Purpose. The purpose of the Company shall be to operate as an advertising and marketing agency platform for a community of small business owners. The Company shall have authority to do all things necessary or convenient to accomplish its purposes. The Company exists only for the purpose specified in this Section 1.06, and may not conduct any other business without the consent of a Majority of the Board.

ARTICLE II

CAPITAL CONTRIBUTIONS; OPTIONS

Section 2.01. Authorized-Units.The Company has authorized a total of 240,000 Class B Units, and a total of 1,236,666 Class C Units (par value of $1.00), of which Zero (0) Class B and Class C Units have been issued or are outstanding. Each Class of Units shall have the designations, powers, preferences, rights, qualifications, limitations and restrictions set forth or referred to in this Agreement. Notwithstanding the foregoing, the Board has the right, in its sole discretion, to authorize the issuance of additional classes of Units upon terms and conditions determined by the Board subject to the terms of this Agreement, including but not limited to Section 2.04.

Section 2.02. Initial Capital Contributions. The Initial Capital Contribution of the Founding Menber is listed on Schedule A. Said contribution was made under a prior funding campaign in accordance with Regulation D, rule 506(b). The Company may in its discretion issue certificates to the Member representing the Units held by the Class A Foundering Member.

Section 2.03. Additional Capital Contributions. No Members shall be required or permitted to make any additional Capital Contributions without the prior written approval of the

Board. No member shall be required to make any additional Capital Contribution without such Member's consent.

Section 2.04. Additional Members.

(a) By approval of the Board, the Company is authorized to issue additional Membership Interests, Units or other economic interests in the Company ("Additional Interests") to any Person in such amounts, on such terms, and having such characteristics as the Board may determine. Each Person who subscribes for any of the Additional Interests shall be admitted, by approval of the Board, as a Member of the Company at the time such Person (i) executes this Agreement or a counterpart of this Agreement, or (ii) is named as a Member in a written agreement with the Company to such effect or in the permanent records of the Company, effective as of the earlier such time. The Board shall adjust the Carrying Value of the Company assets at the time of any issuance of Additional Interests in accordance with Section 11.14. Unless provided otherwise by the Board, the fees and expenses associated with any such admission shall be borne by the Member(s) who acquires the Additional Interests.

(b) In the event the Board approves the issuance of Additional Interests in exchange for cash and/or property and other than issued for compensatory purposes, all present Class A Unit Members shall be provided with notice of same, which notice shall include such amount, terms and characteristics of such Additional Interests.

(c) The Company is authorized to raise a total of $10,000,000 to conduct its business on a nationwide basis, including the prior raise from the convertible notes; convertible into Class B Units on or before 12/31/2022

(d) The Company is offering 1,236,666 Class C Units to raise a maxiumum of $1,070,000. The Company is offering 666,666 Class C Units at a 25% discount and priced at $.75 per Unit for "Early Bird" investors. The Company is offering 570,000 Class C Units priced $1.00 per Unit for "Normal Bird" investors. Class C Unit Members' have a right to receive distributions either of net operating income or net sale proceeds from the sale of the Company or any portion thereof and the amount thereof under Article VI SHALL NOT be reduced by any subsequent funding after the issuance of Class C Units.

(e) The Company is offering 240,000 Class B Units in the event the Convertible Note Holders elect to convert their Notes to Units. Class B Unit Members' have a right to receive distributions either of net operating income or net sale proceeds from the sale of the Company or any portion thereof and the amount thereof under Article VI SHALL NOT be reduced by any subsequent funding after the issuance of Class B Units.

Section 2.05. Withdrawal. No Member shall have the right to withdraw from the Company except with the consent of the Board and upon such terms and conditions as may be specifically agreed upon between the Company and the withdrawing Member.

ARTICLE III

GENERAL GOVERNANCE AND MANAGEMENT

Section 3.01. Board of Managers.

(a) Subject to the delegation of rights and powers provided for herein the Board shall have the sole right to manage the business of the Company and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of the Company. The Board shall act by majority vote. The number of Managers shall be determined by a Majority in Interest of the Class A Member; provided, that the Board should consist of no less than three (3) Managers. Each Manager shall have one (1) vote with respect to any matters that come before the Board. The Managers shall be selected pursuant to Section 3.02 below. The Board shall initially be composed of the following individuals: Steven M. Errato, Robert A. Errato, Robert M. Errato, Robert A. Costanzo, and Beau Segal. A member of the Board that is not an individual may act through its duly authorized representative. A Manager does not have to be a Member. The Company shall reimburse each Manager for the reasonable out-of-pocket expenses incurred by such Manager in connection with attendance at meetings of the Board or any committee thereof.

(b) Notwithstanding any other provision of this Agreement to the contrary, no Person (acting as Manager or Officer) may take any of the acts without the prior written consent of the Board.

Section 3.02. Election of Managers. The Board shall consist initially of five (5) Managers. The Managing Member shall elect the Managers.

Section 3.03. Vacancies. Vacancies on the Board from whatever cause shall be filled by the Managing Member provided, that if a vacancy on the Board is not filled within 60 days after such vacancy occurs, such vacancy may be filled by a vote of a majority of the Managers then in office. The Managing Member may remove any Manager, with or without cause. Managers shall serve until they resign, die, become incapacitated or are removed. Determinations to be made by the Managers in connection with the conduct of the business of the Company shall be made in the manner provided herein.

Section 3.04. Authority to Act. No Member, by reason of such Member's status as such, shall have any authority to act for or bind the Company but shall have only the right to vote on or approve the actions specified herein or in the Delaware Act.

Section 3.05. Officers. The officers of the Company shall be elected, removed and perform such functions as are provided in this Agreement. The Board may appoint, employ, or otherwise contract with such other Persons for the transaction of the business of the Company or the performance of services for or on behalf of the Company as it shall determine in its sole discretion. The Board may delegate to any officer of the Company or to any such other Person such authority to act on behalf of the Company as the Board may from time to time deem appropriate in its sole discretion. The Company shall have a Chief Executive Officer. The Chief

Executive Officer shall initially be Robert M. Errato. Robert A. Costanzo shall be the Chief Financial Officer, Steven R. Errato, Robert A. Errato and Beau Segal shall serve in a VP position and shall not receive any compensation until the time the Company is officially launched and open for business, defined as "the initial start of selling the Company's platform." Thereafter, Robert M. Errato shall be paid an annual salary of $192,000. The other officers shall receive annual compensation as agreed to by the Board of Managers.

Section 3.06. Execution of Contracts. Except as otherwise provided by the Board, when the taking of such action has been authorized by the Board, any Manager or Officer of the Company or any other Person specifically authorized by the Board may execute any contract or other agreement or document on behalf of the Company and may execute and file on behalf of the Company with the Secretary of State of the State of Delaware any certificates of amendment to the Company's certificate of formation, one or more restated certificates of formation and certificates of merger or consolidation and, upon the dissolution and completion of winding up of the Company, a certificate of cancellation canceling the Company's certificate of formation.

Section 3.07. Voting Rights. Except as otherwise required by law or provided for in this Agreement, the Class A Unit Member shall have the exclusive right to vote on all matters.

ARTICLE IV

TRANSFERS

Section 4.01. Transfer. No Member, other than a Member owning Class A Units, shall, directly or indirectly, sell, transfer, pledge or otherwise dispose of any economic, voting or other rights in or to (collectively, "Transfer") any Units without the prior written consent of the Board or in accordance with the terms of this Article IV. No holder of Units shall grant any proxy or become party to any voting trust or other agreement that is inconsistent with, conflicts with or violates any provision of this Agreement. Notwithstanding anything to the contrary contained herein, no Member shall Transfer any Units prior to a Qualified IPO to any Person (including to a Permitted Transferee) unless the Board is reasonably satisfied that such Transfer would not

(a) Violate the Securities Act or any state's (or other jurisdiction's) securities or "Blue Sky" laws applicable to the Company or the Units;

(b) Cause the Company to become subject to the registration requirements of the Investment Company Act;

(c) Be a "prohibited transaction" under ERISA or the Code or cause all or any portion of the assets of the Company to constitute "plan assets" under ERISA or Section 4975 of the Code; and

(d) Cause the Company to become a "publicly-traded partnership," as such term is defined in Sections 469(k)(2) or 7704 of the Code.

Section 4.02. Permitted Transfers. No Transfer of any Unit to a Person shall be effective unless and until such Person agrees to be bound by the terms and conditions of this Agreement, and provides any other documents requested by the Board.

Section 4.03. Void Transfers. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement or any other agreement with the Company shall be null and void, and the Company shall not record such Transfer on its books or, to the fullest extent permitted by law, treat any purported Transferee of such Units as the owner thereof for any purpose.

Section 4.04. Successors and Substitute Members. Upon the bankruptcy, termination, liquidation or dissolution of a Member which is a partnership, trust, corporation, limited liability company or other entity or the bankruptcy, death or incapacity of a Member who is an individual, the estate or successor in interest of such Member shall thereupon succeed only to the rights of such Member to receive allocations and distributions hereunder (but not the other rights hereunder) and may become a substitute Member only upon the approval of the Board.

Section 4.05. Legend. Each certificate (if certificated) evidencing Units and each instrument issued in exchange for or upon the Transfer of any Units shall be stamped or otherwise imprinted with a legend in substantially the following form, or such similar legend as may be specified in any other agreement with the Company:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN TRANSFER AND OTHER RESTRICTIONS SET FORTH IN THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT, DATED AS OF JUNE 9, 2020, AMONG BEEOTTO, LLC, AND ITS MEMBERS AND, AMONG OTHER THINGS, MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE WITH SUCH TRANSFER RESTRICTIONS. A COPY OF SUCH AGREEMENT IS ON FILE WITH THE SECRETARY OF THE LIMITED LIABILITY COMPANY AND IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST THEREFOR. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF THE AFORESAID AGREEMENT."

Section 4.06. Drag Along Rights.

(a) Each Member will consent to and raise no objections against (i) any Sale of the Company, or (ii) any Reorganization, in each case approved by the Board (with the consent of the Managing Member. If such Sale of the Company or Reorganization is structured as a Transfer of Units, each Member shall Transfer the Units held by such Member on terms and conditions approved by the Managing Member, so long as the terms and conditions applicable to the Transfer by each of the Members of each class, series and type of Units are identical in all material respects to those being applied to Transfer by all other Members of such class, series and type of Units, provided, further, that if the Sale of the Company or Reorganization would

materially and adversely change a specifically enumerated right or obligation under this Agreement of one or more Members (for purposes of this Section 4.06(a), the "Differently Treated Members") in a way that is materially different from the manner in which such enumerated right or obligation is changed with respect to other Members, the provisions of this Section 4.06(a) shall be ineffective as to any Differently Treated Member unless consented to by such Differently Treated Member (if only one) or by a majority in interest of the Differently Treated Members as measured by their relative holdings of Units.

(b) Each Member agrees to cooperate with the Board and to take any and all actions reasonably requested by the Managing Member, and to execute any and all agreements and instruments, including, without limitation, agreements conveying their Units, in connection with a Sale of the Company or Reorganization approved by the Managing Member and satisfying the condition specified in Section 4.06(a). Without limitation of the foregoing, each Member (i) waives any appraisal rights such Member may have under applicable law in connection with any Sale of the Company or Reorganization that is approved by the Managing Member, and (ii) hereby irrevocably appoints the Managing Member, or any Person designated by the Managing Member for the purpose, as its agent and proxy to vote such Member's Units as the Managing Member may deem necessary or appropriate in connection with a Sale of the Company or Reorganization satisfying the conditions set forth in Section 4.06(a) and approved by the Class A Member.

(c) Each Member shall bear its *pro rata* share of (i) non-affiliate transaction costs and expenses associated with any Sale of the Company or Reorganization to the extent such costs are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party and (ii) any indemnities required of all of the Members in connection with such Sale of the Company or Reorganization (other than indemnities on account of such Member's own Units or such Member's authority to effect the transaction, for which such Member shall be solely responsible). Costs and expenses incurred by Members on a Member's own behalf will not be considered costs of the transaction hereunder. Notwithstanding the foregoing, each Member's indemnity shall be limited to the net proceeds received by such Member as consideration in connection with any Sale of the Company or Reorganization.

(d) Each Member agrees to cooperate with the Managing Member in connection with any Sale of the Company or Reorganization, including without limitation, providing access to and answering questions of the buyer and its representatives in connection with such Sale of the Company or Reorganization, and to execute any and all agreements and instruments reasonably requested by the Managing Member in connection with such Sale of the Company or Reorganization.

(e) The Managing Member shall have full and plenary power and authority, as agent of the Members, to cause the Company to enter into a transaction providing for a Sale of the Company or Reorganization and to take any and all such further action in connection therewith as the Managing Member may deem necessary or appropriate in order to consummate any such Sale of the Company or Reorganization. The Managing Member, in exercising its rights under this Section 4.06, shall have complete discretion over the terms and conditions of any Sale of the Company or Reorganization effected thereby, including, without limitation,

structure of the transaction, price, type of consideration, payment terms, conditions to closing, representations, warranties, affirmative covenants, negative covenants, indemnification, holdbacks and escrows, provided that the terms and conditions applicable to each holder of each class, series and type of Units of the Company are identical in all material respects to those being applied to a Transfer by all other holders of such class, series and type of Units of the Company. Without limitation of the foregoing, the Managing Member may authorize and cause the Company or any Subsidiary to execute (or execute on behalf of the Company or any Subsidiary) such agreements, documents, applications, authorizations, registration statements and instruments (collectively, "Sale Documents") as they shall deem necessary or appropriate in connection with any Sale of the Company or Reorganization, and each Person who is a third party to any such Sale Documents may rely on the authority vested in the Managing Member under this Section 4.06.

ARTICLE V

INITIAL PUBLIC OFFERING

Immediately prior to the consummation of a Qualified IPO authorized by the Board, the Members and Board will take all necessary and desirable actions in consummation of any such Qualified IPO, and, if approved by the Board, effect a Solvent Reorganization of the Company into a corporation and/or an exchange of the Units into securities of the Company or its Subsidiaries or distribution of securities of the Company or its Subsidiaries in respect of Units (the "Reclassified Securities") the Board finds acceptable; *provided,* that (i) the Reclassified Securities provide each Member with substantially similar, economic interest, governance, priority and other rights and privileges as such Member had prior to such recapitalization and/or exchange (prior to giving effect to the effect of the Qualified IPO on the terms of this Agreement) and are consistent with the rights and preferences attendant to such Units as set forth in the Agreement or Applicable Law as in effect immediately prior to such Qualified IPO and (ii) except as otherwise provided herein, the provisions of this Agreement apply to the Reclassified Securities and the issuer thereof as such provisions apply to the Units and the Company, *mutatis mutandis.*

ARTICLE VI

DISTRIBUTIONS

Section 6.01. In General. Any distributions of cash or other assets by the Company to Members shall be made in accordance with this Article VI. Any distributions from operations from the Company, approved by the Board, shall be made to all Members in proportion to their ownership interest as provided in each funding round.

(a) At the time of a sale of the business Class B Unit and Class C Unit Holders shall receive the entire amount they invested in the purchase of their Class B Units, and Classs C

Units, and then share in the percentage interest they own based on the full sale price, less ordinary and customary closing expenses, provided in the Purchase and Sale Agreement.

Section 6.02. Discretionary and Liquidating Distributions. Subject to the other provisions of this Article VI, in the discretion of the Board, the Company may distribute available cash from time to time.

Section 6.03. Tax Distributions. The Company may distribute, subject to the discretion of the Board, to each Member an amount equal to the excess, if any, of (A) the product of the applicable Assumed Tax Rate and the cumulative Net Profit of the Company allocable to such Member under Sections 7.02 and 7.03 with respect to the current and all previous Fiscal Years, over (B) the cumulative amount of distributions made to such Member under Section 6.02 with respect to the current and all previous Fiscal Years. Any distributions under this Section 6.03 shall be treated for purposes of this Agreement as having been distributed for purposes of Section 6.02.

Section 6.04. Limitation on Distributions. Notwithstanding any provision in this Agreement to the contrary, the Company, and the Board on behalf of the Company, shall not make a distribution to any Member on account of its Units in the Company if such distribution would violate the Delaware Act.

Section 6.05. Distributions In-Kind. If the Company makes distributions in kind, then for purposes of making distributions under Section 6.02 hereof, and for all other purposes of this Agreement, the distribution shall be treated as if the Company had sold such distributed property for cash in an amount equal to the Fair Market Value of such property and distributed such cash to the Members instead.

Section 6.06. Withholding.

(a) Each Member shall, to the fullest extent permitted by Applicable Law, indemnify and hold harmless each Person who is or who is deemed to be the responsible withholding agent for any tax purposes against all claims, liabilities and expenses of whatever nature (other than any claims, liabilities and expenses in the nature of penalties and accrued interest thereon that result from such Person's fraud, willful misfeasance, bad faith or gross negligence) relating to such Person's obligation to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or as a result of such Member's participation in the Company; provided, that such liability of any Member shall not exceed the sum of the balance of such Member's Capital Account, after giving effect to all adjustments hereunder, and the aggregate amount of all prior distributions made to such Member by the Company.

(b) Notwithstanding any other provision of this Section 6.06, (i) each Member hereby authorizes the Company to withhold and to pay over, or otherwise pay, any withholding or other taxes payable by the Company or any of its Affiliates with respect to such Member or as a result of such Member's participation in the Company and (ii) if and to the extent that the Company shall be required to withhold or pay any such taxes (including any amounts withheld

from amounts payable to the Company to the extent attributable, in the judgment of the Board, to the interest of such Member in the Company), such Member shall be deemed for all purposes of this Agreement to have received a payment from the Company as of the time such withholding or tax is required to be paid, which payment shall be deemed to be a distribution with respect to such Member's interest in the Company. To the extent that the aggregate of such payments to a Member for any period exceeds the distributions to which such Member is entitled for such period, such Member shall make a prompt payment to the Company of such amount.

(c) If the Company makes a distribution in kind and such distribution is subject to withholding or other taxes payable by the Company on behalf of any Member, such Member shall make a prompt payment to the Company of the amount of such withholding or other taxes by wire transfer.

Section 6.07. Redemptions. For purposes of this Article VI, distributions to a Member in redemption (in whole or in part) of a Member's Units shall be treated as a distribution.

ARTICLE VII

ALLOCATIONS AND CAPITAL ACCOUNTS

Section 7.01. Capital Accounts. A separate capital account (a "Capital Account") shall be established and maintained for each Member. As of the end of each Accounting Period, the balance in each Member's Capital Account shall be adjusted by (i) increasing such balance by such Member's (A) allocable share of Net Profit (allocated in accordance with Section 7.02) and (B) the amount of cash and the Fair Market Value of any property (as of the date of the contribution thereof and net of any liabilities encumbering such property) contributed by such Member to the Company during such Accounting Period, if any, and (ii) decreasing such balance by (A) the amount of cash and the Fair Market Value of any property (as of the date of the distribution thereof and net of any liabilities encumbering such property) distributed to such Member during such Accounting Period and (B) such Member's allocable share of Net Loss (allocated in accordance with Section 7.02). Each Member's Capital Account shall be further adjusted with respect to any Special Book Allocations pursuant to Section 7.03. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations section 1.704-1(b) and section 1.704-2 and shall be interpreted and applied in a manner consistent with such Treasury Regulations. At no time during the term of the Company or upon dissolution and liquidation thereof shall a Member with a negative balance in its Capital Account have any obligation to the Company or the other Members to restore such negative balance, except as may be required by law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 7.02. Book Allocations of Net Profit and Net Loss. Except as otherwise provided in Section 7.03 or elsewhere in this Agreement, Net Profit and Net Loss and to the extent necessary, individual items of income, gain or loss or deduction of the Company, shall be

allocated among the Members in a manner such that the Capital Account of each Member, after giving effect to such allocation and the Special Book Allocations set forth in Sections 7.03, is, as nearly as possible, equal (proportionately) to (i) the distributions that would be made pursuant to Section 6.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value (except that any Company asset that is realized in such Fiscal Year shall be treated as if sold for an amount of cash equal to the sum of any net cash proceeds and the fair market value of any property actually received by the Company in connection with such disposition), all Company liabilities were satisfied (limited with respect to each non-recourse liability to the Carrying Value of the assets securing such liability) and the net assets of the Company were distributed in accordance with Section 6.02 to the Members immediately after making such allocation, minus (ii) such Member's share of "partnership minimum gain" (as determined pursuant to Treasury Regulations Section 1.704-2(b)(2) and 1.704-2(d)) and partner nonrecourse debt minimum gain, computed immediately prior to the hypothetical sale of assets. For purposes of the preceding sentence, "partner nonrecourse minimum gain" shall mean an amount, with respect to each "partner nonrecourse debt" (as defined in Treasury Regulations Section 1-704-2(b)(4)), equal to the partner nonrecourse minimum gain that would result if the partner nonrecourse debt were treated as a nonrecourse liability pursuant to Treasury Regulations Section 1.704-2(i)(3).

Section 7.03. Special Book Allocations.

(a) Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) and such adjustment, allocation or distribution causes or increases a deficit in such Member's Capital Account (a "Deficit"), items of gross income and gain for such Accounting Period and each subsequent Accounting Period shall be specifically allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit of such Member as quickly as possible; provided that an allocation pursuant to this Section 7.03(a) shall be made only if and to the extent that such Member would have a Deficit after all other allocations provided for in this Article VII have been tentatively made as if this Section 7.03(a) were not in this Agreement. This Section 7.03(a) is intended to comply with the qualified income offset provision of Treasury Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(b) Special Allocations and Capital Account Maintenance. Special allocations shall be made in accordance with the requirements set forth in the Treasury Regulations Section 1.704-2(f), (g) and (j) (minimum gain chargeback), 1.704-1(g) (gross income allocation), 1.704-2(i)(2) (nonrecourse deductions), and to the extent that a Section 754 election is in effect, 1.704-1(b)(2)(iv)(m) (Section 754 adjustments).

(c) Tax Treatment of Membership Interests Subject to Vesting. The Company and each Member agree to treat any Units which may be issued in the future and are not vested as a separate "Profits Interest". The holder of a Profits Interest may file an election pursuant to Section 83(b) of the Code.

(d) Forfeitures. In the event of a forfeiture of a Unit, such Unit and the Capital Account associated therewith, if any, shall be transferred (the "Forfeiture Transfer") to

the other Members *pro rata* in accordance with each Member's number of Membership Units (the "Forfeited Unit Transferees"). If the Forfeiture Transfer gives rise to the receipt of taxable income to the Forfeited Unit Transferee pursuant to Section 83 of the Code in the year of the Forfeiture Transfer or any subsequent year, any deduction to which the Company is entitled pursuant to Section 83 of the Code as a result of such income receipt shall be allocated among the Members (other than the Forfeited Unit Transferee) in the taxable year of the Forfeiture Transfer and any subsequent year in which the Forfeited Unit Transferee recognizes income as a result of the Forfeiture Transfer so as to minimize any income or gain required to be recognized by the Company as a result of the Forfeiture Transfer and any excess deduction shall be allocated to the Forfeited Unit Transferee or in such other manner as the Board deems to be appropriate to the extent permitted by law.

(e) Restorative Allocations. Any special allocations of items of income or gain pursuant to this Section 7.03 shall be taken into account in computing subsequent allocations pursuant to this Agreement, so that the net amount for any item so allocated and all other items allocated to each Member pursuant to this Agreement shall be equal, to the extent possible, to the net amount that would have been allocated to each Member pursuant to the provisions of this Agreement if such special allocations had not occurred.

Section 7.04. Tax Allocations. The income, gains, losses, credits and deductions recognized by the Company shall be allocated among the Members, for U.S. federal, state and local income tax purposes, to the extent permitted under the Code and the Treasury Regulations, in the same manner that each such item is allocated to the Members' Capital Account. Notwithstanding the foregoing, the Board shall have the power to make such allocations for U.S. federal, state and local income tax purposes as may be necessary to maintain substantial economic effect, or to ensure that such allocations are in accordance with the Members' interests in the Company, in each case within the meaning of the Code and the Treasury Regulations. In accordance with section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its fair market value at the time of contribution. Foreign tax credits attributable to taxes incurred by the Company shall be allocated in a manner consistent with Treasury Regulation Section 1.704-1T(b)(4)(1). In the event that a Member withdraws all or a portion of such Member's Capital Account from the Company, the Board in its sole discretion may make a special allocation to such Member for Federal income tax purposes of the net capital gains or net capital losses recognized by the Company in such a manner as will reduce the amount, if any, by which such Member's Capital Account as of the date in question (after giving effect to all adjustments thereto) differs either positively or negatively from such Member's Federal income tax basis in such Member's Membership Interest before such allocation.

ARTICLE VIII

DISSOLUTION AND LIQUIDATION

Section 8.01. Dissolving Events. The Company shall be dissolved and its affairs wound up in the manner hereinafter provided upon the happening of any of the following events:

(a) The Board shall vote or agree in writing to dissolve the Company; or

(b) any event which under Applicable Law would cause the dissolution of the Company, provided that, unless required by law, the Company shall not be wound up as a result of any such event and the business of the Company shall continue.

Notwithstanding the foregoing, the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member in the Company under the Delaware Act shall not, in and of itself, cause the dissolution of the Company. In such event, the remaining Member(s) shall continue the business of the Company without dissolution.

Section 8.02. Dissolution and Winding-Up. Upon the dissolution of the Company, the assets of the Company shall be liquidated or distributed under the direction of and to the extent determined by the Board and the business of the Company shall be wound up. Within a reasonable time after the effective date of dissolution of the Company, the Company's assets shall be distributed in the following manner and order:

(a) First, to creditors in satisfaction of indebtedness (other than any loans or advances that may have been made by any of the Members to the Company), whether by payment or the making of reasonable provision for payment, and the expenses of liquidation, whether by payment or the making of reasonable provision for payment, including the establishment of reasonable reserves (which may be funded by a liquidating trust) determined by the Board or the liquidating trustee, as the case may be, to be reasonably necessary for the payment of the Company's expenses, liabilities and other obligations (whether fixed, conditional, unmatured or contingent);

(b) Second, to the payment of loans or advances that may have been made by any of the Members to the Company; and

(c) Third, to the Members in accordance with the positive balances of the Members' Capital Accounts, as determined after taking into account all adjustments to Capital Accounts for the Company taxable year during which the liquidations occurs, provided, that, notwithstanding anything herein to the contrary, liquidating distributions shall be made in the same manner as distributions under Section 6.02 if such distributions would result in the Members receiving a different amount from what would have been received pursuant to a liquidating distribution based on Capital Account balances. For purposes of the application of this Section 8.02 and determining Capital Accounts on liquidation, all unrealized gains, losses and accrued income and deductions of the Company shall be treated as realized and recognized immediately before the date of distribution.

Section 8.03. Distributions in Cash or in Kind. Upon the dissolution of the Company, the Board shall use all commercially reasonable efforts to liquidate all of the Company's assets in an orderly manner and apply the proceeds of such liquidation as set forth in Section 8.02; provided that if in the good faith judgment of the Board, a Company asset should not be liquidated, the Board shall cause the Company to distribute such assets in accordance with Section 8.02, and for purposes of making such distribution, and for all other purposes of this Agreement, the distribution shall be treated as if the Company had sold such assets for cash in an amount equal to their Fair Market Value and distributed such cash to the Members instead; provided, further, that the Board shall in good faith attempt to liquidate sufficient Company assets to satisfy in cash (or make reasonable provision for) the debts and liabilities referred to in Section 8.02.

Section 8.04. Termination. The Company shall terminate when the winding up of the Company's affairs has been completed, all of the assets of the Company have been distributed and an application for a Certificate of Dissolution has been filed by the Company in accordance with the Delaware Act.

Section 8.05. Claims of the Members. The Members and former Members shall look solely to the Company's assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member. Without limiting the foregoing, no Member shall have the right to have the property of the Company partitioned or to withdraw any capital from the Company, or to file a complaint or institute any proceeding, at law or in equity to have the property of the Company partitioned or to withdraw any capital. No Member or Manager shall have any liability for the return of any Member's Capital Contribution, which Capital Contribution shall be payable solely from the assets of the Company at the absolute discretion of the Board, subject to the requirements of the Delaware Act, No Member, nor any successor-in-interest to any Member, shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each of the Members, on behalf of itself and its successors, representatives and assigns, hereby irrevocably waives any such right.

ARTICLE IX

BOOKS AND RECORDS

Section 9.01. Books. The Company shall maintain complete and accurate books of account of the Company's affairs at the Company's principal office, which books shall be open to inspection by any Member (or its authorized representative) to the extent required by the Delaware Act (unless provided otherwise in this Agreement).

Section 9.02. Tax Reports and Elections.

(a) Not later than ninety calendar days after the end of each Fiscal Year, the Board shall cause the Company to furnish each Member an Internal Revenue Service Schedule K-1 and any similar form required for the filing of state or local income tax returns for such Member for such Fiscal Year. Upon the written request of any such Member and at the expense of such Member, the Company will use reasonable efforts to deliver or cause to be delivered any additional information necessary for the preparation of any state, local and foreign income tax return that must be filed by such Member.

(b) The Board shall determine, subject to Section 9.02(e), whether to make or revoke any available election pursuant to the Code. Each Member will, upon request, supply the information necessary to give proper effect to any such election. In connection with any permitted Transfer of Units by a Member, such Member shall provide to the Company such tax filings as the Company reasonably requests (including Forms 4669).

(c) To the extent applicable, the Company hereby designates Robert M. Errato to act as the "Tax Matters Partner" (as defined in Section 6231(a)(7) of the Code) in accordance with Sections 6221 through 6233 of the Code and any similar provision of state, local or foreign tax law. The Tax Matters Partner is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith; *provided,* that the Tax Matters Partner may be removed and replaced by, and shall act in such capacity at the direction of, the Board. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner with respect to the conduct of such proceedings. Subject to the foregoing proviso, the Tax Matters Partner will have reasonable discretion to determine whether the Company (either on its own behalf or on behalf of the Member) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member, and if paid by the Company, will be recoverable from such Member (including by offset against distributions otherwise payable to such Member).

(d) Except as otherwise required (i) by Applicable Law or (ii) as a result of an election by the Company to be classified as a corporation for Federal income tax purposes in anticipation of a Qualified Public Offering, (A) each of the Members and the Company shall take no action inconsistent with, and shall make or cause to be made all applicable elections with respect to (1) the treatment of the Company as a partnership for Federal income tax purposes and (2) the treatment of the Company as not a publicly traded partnership for Federal income tax purposes, and (B) neither the Company nor any Member on its behalf shall file an election to be excluded from Subchapter K of the Code.

(e) Elections with Respect to Issuance of Certain Compensatory Equity Interests.

(i) The Tax Matters Partner (the "Election Member") is hereby permitted to cause the Company to make an election to value any interests issued by

the Company as compensation for services to the Company (collectively, "Compensatory Interests") at liquidation value (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Election Member shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election

(ii) Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all transfers of Compensatory Interests thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Election Member as permitted by the Proposed Rules or any applicable rule.

(iii) Each Member (including any person to whom a Compensatory Interest is transferred in connection with the performance of services), by signing this Agreement or by accepting such transfer, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to all Compensatory Interests transferred while the Safe Harbor Election remains effective

(iv) The Election Member shall file or cause the Company to file all returns, reports and other documentation as may be required to effectuate and maintain the Safe Harbor Election with respect to transfers of Compensatory Interests covered by such Election.

(v) The Board is hereby authorized and empowered to amend the Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Member. Any undertakings by the Election Member necessary to enable or preserve a safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Member, respectively.

(vi) Each Member agrees to cooperate with the Election Member to effectuate and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested by the Election Member.

(vii) No transfer, assignment or other disposition of any interest in the Company by a Member shall be effective unless prior to such transfer,

assignment or disposition the transferee, assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section 9.02(e), in form satisfactory to the Election Member.

(viii) Costs and expenses incurred by the Election Member in making and preserving (or if revoked, revoking) the Safe Harbor Election shall be paid by the Company

ARTICLE X

EXCULPATION AND INDEMNIFICATION

Section 10.01. Exculpation and Indemnification.

(a) Except as otherwise provided under the Delaware Act, no Member, in such capacity, shall be liable for any debts, liabilities, contracts or any other obligations of the Company, except for and only to the extent of such Member's Capital Contribution, and then only to the extent and under the circumstances set forth in the Delaware Act, or for any debts, liabilities contracts or obligations of any other Member. Except as otherwise provided in the Delaware Act, this Agreement or in any separate written instrument signed by the Member, no Member of the Company shall be obligated personally for any debt, obligation or liability of the Company or of any other Member solely by reason of being a Member of the Company. Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company. No Member shall have any responsibility to restore any negative balance in his Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company, except as required by the Delaware Act or other Applicable Law. The Company shall owe to the Members no fiduciary duties other than those required by the Delaware Act and other Applicable Law and those that may not legally be waived or disclaimed by the Members.

(b) No Member, member of the Board, Officer, or any direct or indirect officer, director, stockholder or partner of a Member (each, an "Indemnitee"), shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any act or failure to act by such Indemnitee in connection with the conduct of the business of the Company, or by any other such Indemnitee in performing or participating in the performance of the obligations of the Company, so long as such Indemnitee acted in the good faith belief that such action or failure to act was in the best interests, or not opposed to the best interests, of the Company and/or its Subsidiaries and such action or failure to act was not in material violation of this Agreement and did not constitute gross negligence or willful misconduct. Except as otherwise required by the Delaware Act, no Person who is a Member, an Officer, or any combination of the foregoing, shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Member, member of the Board, Officer or any combination of the foregoing.

(c) The Company shall indemnify and hold harmless each Indemnitee to the fullest extent permitted by law against losses, damages, liabilities, costs or expenses (including reasonable attorneys' fees and expenses and amounts paid in settlement) incurred by any such Indemnitee in connection with any action, suit or proceeding to which such Indemnitee may be made a party or otherwise involved or with which it shall be threatened by reason of its being a Member, member of the Board, Officer, or any direct or indirect officer, director, stockholder or partner of a Member, or while acting as (or on behalf of) a Member on behalf of the Company or in the Company's interest. Such attorneys' fees and expenses shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnitee to repay such amounts if it is ultimately determined that such Indemnitee is not entitled to indemnification with respect thereto.

(e) The right of an Indemnitee to indemnification hereunder shall not be exclusive of any other right or remedy that a Member, member of the Board or Officer may have pursuant to Applicable Law or this Agreement.

(f) An Indemnitee shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Indemnitee reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid.

(g) To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Indemnitee, an Indemnitee acting within the scope of this Agreement shall not be liable to the Company or to any other Indemnitee for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Indemnitee. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Indemnitee.

(h) The foregoing provisions of this Section 10.01 shall survive any termination of this Agreement.

Section 10.02 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Indemnitee or any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 10.01 or under Applicable Law.

ARTICLE XI

DEFINITIONS

Section 11.01. "Accounting Period" means, for the first Accounting Period, the period commencing on the Effective Date and ending on the next Adjustment Date. All succeeding Accounting Periods shall commence on the day after an Adjustment Date and end on the next Adjustment Date.

Section 11.02. "Adjustment Date" means the last day of each Fiscal Year of the Company or any other date determined by the Board, in its sole discretion, as appropriate for an interim closing of the Company's books.

Section 11.03. "Affiliate" means, as to any Person, (a) any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person or (b) any other person who is an officer, director, manager or member of such Person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as applied to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interest, by contract or otherwise.

Section 11.04. "Applicable Law" means, with respect to any Person, any statute, law, regulation, ordinance, rule, injunction, order, decree, governmental approval, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any governmental authority, applicable to such Person or its Subsidiaries or their respective assets.

Section 11.05. "Assumed Tax Rate" means the highest effective marginal statutory combined U.S. federal, state and local income tax rate prescribed for an individual residing in Connecticut (taking into account (i) the deductibility of state income taxes for U.S. federal income tax purposes, assuming the limitation of Section 68(a)(2) of the Code applies and taking into account any impact of Section 68(f) of the Code, and (ii) the character (long-term or short-term capital gain, dividend income or other ordinary income) of the applicable income).

Section 11.06. "Board" means the Board of Managers of the Company. ??>

Section 11.07. "Business Day" shall mean any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks in Connecticut are authorized or required by Applicable Law to close.

Section 11.08. "Bylaws" means the Bylaws of the Company as amended from time to time, which are expressly incorporated by reference into this Operating Agreement and the initial form of which is attached hereto as Exhibit A and are hereby adopted and approved by the Members.

Section 11.09. "C Corporation" means a corporation subject to taxation under Section 11 of the Code.

Section 11.10. "Capital Account" has the meaning set forth in Section 7.01.

Section 11.11. "Capital Contribution" means for each Member the total amount of cash and the Fair Market Value of property contributed to the Company by such Member pursuant to Section 2.02 or otherwise, net of any liabilities associated with such contributed property that the Company is considered to assume or "take subject to" under Section 752 of the Code, which Capital Contribution shall be reflected on Schedule A hereto as amended from time to time in accordance with the terms of this Agreement.

Section 11.12. "Carrying Value" means with respect to any Company asset, the asset's adjusted basis for U.S. federal income tax purposes, except that the Carrying Values of all Company assets shall be adjusted to equal their respective Fair Market Values (as determined by the Board), in accordance with the rules set forth in U.S. Treasury Regulations Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, immediately prior to (a) the date of the acquisition of any additional Company Interest by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (b) the date of the distribution of more than a *de minimis* amount of Company property to a Member, (c) the date of the grant of more than a *de minimis* profits interest to a Member for services rendered or to be rendered to the Company in his or her capacity as a Member, or (d) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); *provided*, that adjustment pursuant to clauses (a), (b) and (c) above shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. The Carrying Value of any Company asset distributed to any Member shall be adjusted immediately prior to such distribution to equal its Fair Market Value. The Carrying Value of any asset contributed by a Member to the Company shall be the Fair Market Value of the asset at the date of its contribution. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation calculated for purposes of the definition of "Net Profits and Net Losses" rather than the amount of depreciation determined for U.S. federal income tax purposes, and Depreciation shall be calculated by reference to Carrying Value rather than tax basis once Carrying Value differs from tax basis.

Section 11.13 "Class A Invested Capital" means at any time the aggregate amount amount of Capital Contrbutions made in respect of all Class A Units.

Section 11.14a. "Class A Unit" means an interest in the Company designated as a Class A Unit.

Section 11.15. "Class B Unit" and "Class C Unit" means an interest in the Company designated as a Class B Unit and Class C Unit.

Section 11.16. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

Section 11.17. "Deficit" has the meaning set forth in Section 7.03(a).

Section 11.18. "Delaware Act" shall mean the Delaware Limited Liability Company Act, as in effect from time to time.

Section 11.19. "Depreciation" shall mean, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for Federal income tax purposes with respect to an asset for such Fiscal Year, except that (a) with respect to any asset the Carrying Value of which differs from its adjusted tax basis for Federal income tax purposes at the beginning of such Fiscal Year and which difference is being eliminated by use of the "remedial method" as defined by Section 1.704-3(d) of the Treasury Regulations, Depreciation for such Fiscal Year shall be the amount of book basis recovered for such Fiscal Year under the rules prescribed by Section 1.704-3(d)(2) of the Treasury Regulations, and (b) with respect to any other asset the Carrying Value of which differs from its adjusted tax basis for Federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that in the case of clause (b) above, if the adjusted tax basis for Federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Board.

Section 11.20. "Effective Date" has the meaning set forth in the first paragraph of this Agreement.

Section 11.21. "Fair Market Value" shall mean, as of the date of determination, (a) in the case of publicly-traded Securities, the average of their last sales prices on the applicable trading exchange or quotation system in each trading day during the five trading-day period ending on such date and (b) in the case of any other Securities or property, the fair market value of such Securities or property as determined by the Board in its reasonable commercial discretion.

Section 11.22. "Fiscal Year" means (i) the taxable year of the Company, which shall be the calendar year unless otherwise required (or, in the Board's reasonable discretion, permitted) by Section 706(b) of the Code, and (ii) for purposes of Article VII, the portion of any Fiscal Year for which the Company is required to (or does) allocate gross income, Net Profit, Net Loss, or other items pursuant to Article VII.

Section 11.23. "Forfeiture Transfer" has the meaning set forth in Section 7.03(d).

Section 11.24. "Forfeited Unit Transferees" has the meaning set forth in Section 7.03(d).

Section 11.25. "Founding Member" shall mean Beeotto Founders, LLC who is the owner of all Class A Units.

Section 11.26. "Majority in Interest of the Members" shall mean any one or more of the Members who aggregately hold more than 50% of the Class A Units.

Section 11.27. "Member" means each Person that (a) is an initial signatory to this Agreement or has been admitted to the Company as a Member of the Company in accordance

with the provisions of this Agreement, and (b) has not ceased to be a Member of the Company in accordance with the provisions of this Agreement or for any other reason. No Person that is not a Member shall be deemed a "member" under the Delaware Act.

Section 11.28. "Membership Interests" shall mean (i) a Member's entire equity interests in the Company, including such Member's economic interest, the right to vote on or participate in the Company's management relating to Class A Members, and the right to receive information concerning the business and affairs of the Company, in each case, to the extent expressly provided in this Agreement or required by the Delaware Act and (ii) any equity interest in any other entity or entities created through any Solvent Reorganization.

Section 11.29. "Net Profits" and "Net Losses" means, with respect to any Accounting Period, net income or net loss of the Company for such Accounting Period, determined in accordance with § 703(a) of the Code, including any items that are separately stated for purposes of § 702(a) of the Code, as determined in accordance with federal income tax accounting principles with the following adjustments:

(a) any income of the Company that is exempt from United States federal income tax shall be included as income;

(b) any expenditures of the Company described in § 705(a)(2)(B) of the Code or treated as expenditures pursuant to § 1.704-1(b)(2)(iv)(i) of the Treasury Regulations shall be treated as current expenses;

(c) any items of income, gain, loss or deduction specially allocated pursuant to this Agreement, including pursuant to Sections 7.03(a), (b)and (e), shall be excluded from the determination of Net Profit and Net Loss;

(d) any adjustment to the Carrying Values of the Company's assets pursuant to the definition of Carrying Value shall be treated as Net Profit and Net Loss; and

(e) in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with the definition of "Depreciation".

Section 11.30. "Officer" means each Person who has been designated as, and who has not ceased to be, an officer of the Company pursuant to Section 3.05 hereof, subject to the resolution of the Board appointing such Person as an officer of the Company.

Section 11.31. "Other Invested Capital" means, at any time, the aggregate amount of Capital Contributions made in respect of all Units of a particular class, other than Class A Units.

Section 11.32. "Person" means an individual, association, corporation, general partnership, limited partnership, limited liability company, joint stock association, joint venture, firm, trust, business trust, cooperative, and foreign and national associations of like structure.

Section 11.33. "Profits Interest" has the meaning set forth in Section 7.03(c).

Section 11.34. "Qualified IPO" shall mean the closing of the first public offering of and sale of Securities of the Company (or any other entity or entities created through any Solvent Reorganization or designated by the Board) other than on Forms S-4 or S-8 or their equivalent, pursuant to an effective registration statement filed by the Company under the Securities Act.

Section 11.35. "Securities" shall mean, with respect to any Person, all equity interests of such Person, all securities convertible into or exchangeable for equity interests of such Person, and all options, warrants, and other rights to purchase or otherwise acquire from such Person equity interests, including any equity appreciation or similar rights, contractual or otherwise.

Section 11.36. "Service Termination Date" shall mean the date such Redeemed Member ceases to be employed by the Company or any of its Subsidiaries.

Section 11.37. "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Section 11.38. "Solvent Reorganization" means any solvent reorganization of the Company, including by merger, consolidation, recapitalization, Transfer or sale of units or assets, or contribution of assets and/or liabilities, or any liquidation, exchange of securities, conversion of entity, migration of entity, formation of new entity, or any other transaction or group of related transactions (in each case other than to or with an unaffiliated third party), in which:

(i) all holders of the same class of equity securities of the Company are offered the same consideration in respect of such equity securities,

(ii) the Members' pro rata indirect economic interests in the Company, relative to each other and all other holders of Membership Interests, are preserved and

(iii) the rights of the Members under this Agreement are preserved in all material respects.

Section 11.39. "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of units of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the total voting power of stock (or equivalent ownership interest) of the limited liability company, partnership, association or other business entity is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or

losses or shall be or control the managing director or general partner of such limited liability company, partnership, association or other business entity.

Section 11.40. "Tax Matters Partner" has the meaning set forth in Section 9.02(c).

Section 11.41. "Treasury Regulations" means the final or temporary regulations that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code, and any successor regulations.

Section 11.42. "Unit" means a type of Interest, including without limitation Class A Units, Class B Units and Class C Units. Units may be issued in different classes and in whole and fractional numbers. Except to the extent otherwise provided herein, each Unit of a class represents the same fractional interest in gross income, Net Profit, Net Loss and distributions as each other Unit in such class. For avoidance of doubt, unless otherwise specifically set forth herein, "Unit" shall not mean or include Unvested Units.

ARTICLE XII

MISCELLANEOUS

Section 12.01. Assignment and Binding Effect. Neither the Company nor any Member shall assign all or any part of this Agreement without the prior written consent of the Board. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties pursuant to this paragraph.

Section 12.02. Non-Competition. Each Person who is an employee of the Company or an Affiliate and holds or held Membership Units, covenants and agrees that, during the Restricted Period (as defined below), he, she or it shall not, directly or indirectly, own any interest in, manage, control, participate in (whether as an officer, director, manager, employee, partner, equity holder, member, agent, representative or otherwise), consult with, render services for, or in any other manner engage in any business that is engaged in, directly or indirectly, in the business of or the rendering services or selling products which are competitive with services and products marketed, offered or provided by the Company or any of its Subsidiaries or Affiliates (together with the Company, the "Company Group") or planned to be marketed, offered or provided by the Company Group anywhere in any state in the United States; provided that nothing in this Agreement shall prohibit such holder of Membership Units from investing in stocks, bonds or other securities in any business if: (i) such stocks, bonds or other securities are listed on any United States securities exchange or are publicly traded in an over-the-counter market, and such investment does not exceed, in the case of any capital stock of any one issuer, two percent (2%) of the issued and outstanding capital stock, or in the case of bonds or other securities, two percent (2%) of the aggregate principal amount thereof issued and outstanding, or (ii) such investment is completely passive and no control or influence over the management or policies of such business is exercised. The "Restricted Period" shall mean, with respect to any

applicable Person, (i) all times during which such Person holds Vested or Unvested Units, (ii) all times during which such Person is employed by the Company or its Affiliate, and (iii) the greater of (a) three (3) years from the date hereof, (b) two (2) years from the date such Person's employment with the Company or its Affiliate is terminated, and (c) two (2) years from the date such Person's ownership of a Membership Interest in the Company is terminated.

In furtherance of the foregoing and not in limitation thereof, during the period of non-competition and within the geographical area hereinabove set forth, the Member shall not, directly or indirectly, solicit on behalf of himself or on behalf of or in conjunction with others, any customer, client or patient who has been serviced by the Company or has purchased products from the Company. If any court shall determine that the duration or geographical limit or any restriction contained in this paragraph is unenforceable, it is the intention of the parties that the restrictive covenant set forth herein shall not thereby be terminated but shall be deemed amended to the extent required to render it valid and enforceable. Such amendment shall apply only with respect to the operation of this paragraph in the jurisdiction of the court that has made the adjudication.

The Member acknowledges that his services under this Agreement are special, unique, unusual, extraordinary and intellectual in character, and that during the term of this Agreement the Member will be gaining valuable knowledge and information and will have access to customer records and other confidential information of the Company. The parties further agree that the Member's continued involvement with the Company will be instrumental to the continuity and development of the Company's business. Therefore, the Member acknowledges that competition by him or other breach by him of this Agreement will cause the Company irreparable harm, injury and damage. The Member further acknowledges that the restrictions contained in this paragraph are a reasonable and necessary protection of a legitimate interest of the Company and that a violation of these restrictions will cause substantial injury to the Company, and that the Company would not have entered into this Agreement with the Member without receiving the additional consideration offered by the Member in binding himself to these restrictions.

In the event of any breach of the terms of this Covenant Not To Compete, the Member hereby acknowledges, agrees and consents that the Company shall be entitled to preliminary and permanent injunctive relief against the Member in addition to such other remedies and rights the Employer may have at law or in equity, including the termination of any obligation to distribute profits either in the Member's capacity as a Member or as a seller of a Member's interest under this Agreement.

Section 12.03. Non-Solicitation; No Hire. Each Person holding Membership Units covenants and agrees that, during the Restricted Period, he, she or it shall not, directly or indirectly, (i) induce or attempt to induce any director, officer, agent, sales representative, employee or consultant of the Company Group to leave the employ or services of the Company Group, or in any way interfere with the relationship between the Company Group and any director, officer, agent, employee or consultant thereof, (ii) hire any person who is or was an employee of the Company Group at any time, (iii) call on, solicit or service any customer, supplier, sales representative, licensee, licensor, investor or other business relation of the Company Group in order to induce or attempt to induce such person or entity to cease doing

business with, or reduce the amount of business conducted with, the Company Group, or (iv) in any way interfere with the relationship between any such customer, supplier, sales representative, licensee, licensor or other business relation of the Company Group.

Section 12.04. Notices. Any notice, demand, request, waiver, or other communication under this Agreement shall be personally served in writing, shall be deemed to have been given on the date of service, and shall be addressed as follows:

To the Company:	Beeotto, LLC c/o Robert M. Errato 3000 Whitney Avenue PMB 109 Hamden, CT 06518
With a copy to:	Weiner, Mantell & Fornes, P.C. 59 Elm Street New Haven, CT 06510 Attention: Charles A. Mantell, Esq. Fax: (203) 865-1989
To any Unit Holder	At the address set forth in the signed Subscription Agreement of each Class B and Class C Unit holder.

Section 12.05. Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Applicable Laws of the State of Delaware, without giving effect to any choice of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the Applicable Laws of any jurisdiction other than the State of Delaware to be applied.

Section 12.06. ANY ACTION OR PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT AND ENFORCED IN THE COURTS OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF BOTH SUCH COURTS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING IN THE COURTS OF THE STATE OF DELAWARE, OR THE DISTRICT OF DELAWARE AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM. THE PARTIES HERETO AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENTERED IN AND ENFORCED IN ANY COURT HAVING JURISDICTION THEREOF.

Section 12.07. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.08. Entire Agreement. This Agreement and the documents and instruments contemplated by or referred to herein or therein set forth the entire understanding and agreement of the parties hereto and supersede any and all other understandings, term sheets, negotiations or agreements between the parties hereto relating to the subject matter hereof and thereof.

Section 12.9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute a single agreement.

Section 12.10. Severability. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect any other provision of this Agreement, but this Agreement shall be construed in a manner which, as nearly as possible, reflects the original intent of the parties.

Section 12.11. Interpretation. Words used in the singular form in this Agreement shall be deemed to import the plural, and vice versa, as the sense may require. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

Section 12.12. Amendment and Modification. This Agreement may be amended only upon the written consent of the Board and a Majority in Interest of the Class A Unit holder Member provided, however, that an amendment which adversely affects Class B Unit Holders, Class C Unit Holders in a manner that does not similarly affect Class A Unit Holder Members shall also require the consent of the Board and a Majority in Interest of the Class A Unit holder Member (or if any Class B Unit Holder or Class C Unit Holder is adversely affected, then consent by the Board and a Majority in Interest of The Class A Unit holder Member shall be required).

Section 12.13. Waiver. Any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to

any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such waiver but such waiver or failure to insist upon strict compliance with such representation or warranty, obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or future failure.

Section 12.14. Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto will use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws and regulations, to consummate and make effective the provisions of this Agreement.

Section 12.15. Sections, Exhibits. References to a section are, unless otherwise specified, to one of the sections of this Agreement and references to an "Exhibit" or "Schedule" are, unless otherwise specified, to one of the exhibits or schedules attached to this Agreement.

Section 12.16. Specific Enforcement. The Members and the Company acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled at law or in equity.

Section 12.17. Member's Services. Nothing contained in this Agreement shall be deemed to obligate the Company or any Subsidiary to employ or retain the services of any Member in any capacity whatsoever or to prohibit or restrict the Company (or any Subsidiary) from terminating the services of any Member at any time or for any reason whatsoever, with or without cause.

Section 12.18. Successors. A Permitted Transferee is entitled to all of the rights and subject to all of the obligations of the transferor hereunder from whom they received their Units regardless of whether the Agreement elsewhere so expressly provides.

* * * * *

AMENDED

IN WITNESS WHEREOF, the parties hereto have caused this Limited Liability Company Operating Agreement to be duly executed as of the date first written above.

BEEOTTO, LLC

By: ROBERT M. ERRATO
(SIGN HERE) ACTUAL SIGNED ORIGINAL IN CORPORATE OFFICE
Name: Robert M. Errato
Title: Managing Member

Address for Notices:
Beeotto, LLC
c/o Robert M. Errato
3000 Whitney Avenue
PMB109
Hamden, CT 06518

With a copy to: Weiner, Mantell & Fornes, P.C.
59 Elm Street New Haven, CT 06510
Attention: Charles A. Mantell, Esq.
Fax: (203) 865-1988

MEMBER SIGNATURE PAGE

Beeotto Founders, LLC (Unit A Member)

ROBERT M. ERRATO
(SIGN HERE) ACTUAL SIGNED ORIGINAL IN CORPORATE OFFICE
Name: ROBERT M. ERRATO
Title: Managing Member

Address for Notices:
3000 Whitney Avenue PMB 1
Hamden, CT 06518

With a copy to:Weiner, Mantell & Fornes, P.C.
59 Elm StreetNew Haven, CT 06510
Attention: Charles A. Mantell, Esq.
Fax: (203) 865-1989

<u>SCHEDULE A</u>

7,999,900 Class A Units